UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-15000
Infineon Technologies AG
(Exact name of registrant as specified in its charter)
Am Campeon 1-12, D-85579 Neubiberg, Federal Republic of Germany, Tel: +49-89-234-0
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares, notional value €2.00 per share
(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

Part I
Item 1: Exchange Act Reporting History
A. Infineon Technologies AG (“Infineon”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 13, 2000.
B. Infineon has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F. Infineon has filed at least one annual report under section 13(a) of the Exchange Act.
Item 2: Recent United States Market Activity
Infineon last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on August 4, 2009 when it sold 337,000,000 ordinary shares under an automatic shelf registration statement on Form F-3 filed with the Commission on July 16, 2009. There are no unsold securities under such registration statement.
Item 3: Foreign Listing and Primary Trading Market
A. Infineon has maintained a listing of its ordinary shares on the Frankfurt Stock Exchange (the “FSE”), which is located in the Federal Republic of Germany. The FSE constitutes the primary trading market for Infineon’s ordinary shares. In addition, Infineon’s ordinary shares are traded on the following German stock exchanges: Berlin, Dusseldorf, Hamburg/Hannover, Munich and Stuttgart, as well as the Xetra, a worldwide electronic securities trading system operated by Deutsch Börse in Frankfurt.
B. Infineon’s ordinary shares have been listed on the Xetra trading system of the FSE since March 13, 2000. Infineon has maintained a listing of its ordinary shares on the FSE for at least the 12 months preceding the filing of this Form 15F.
C. The percentage of trading in Infineon’s ordinary shares that occurred on stock exchanges in Germany (including the Xetra system) for the 12-month period beginning on July 9, 2009 and ending on July 8, 2010 was 80.1%.
Item 4: Comparative Trading Volume Data
A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are July 9, 2009 and ending on July 8, 2010.
B. The average daily trading volume of Infineon’s ordinary shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the table below:

	United States	Worldwide
Traded as ADSs	253,826	253,826
Traded as ordinary shares	57,576	27,568,796

C. The average daily trading volume of Infineon’s ordinary shares (including ordinary shares represented by ADSs) in the United States as a percentage of average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 1.12%.
D. Infineon’s ADSs were delisted from the New York Stock Exchange following the close of trading on April 24, 2009. As of that date, the average daily trading volume of Infineon’s ordinary shares (including ordinary shares represented by ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 11.48%.
E. Infineon has not terminated a sponsored American Depositary Receipts facility relating to its ordinary shares.
F. All trading volume information was obtained from Bloomberg LP.
Item 5: Alternative Record Holder Information
Not applicable.
Item 6: Debt Securities
Not applicable.
Item 7: Notice Requirement
A. Infineon published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on August 6, 2010.
B. Infineon disseminated this release through Business Wire in the United States. In addition, this release was posted on Infineon’s website. Infineon has submitted a copy of the notice to the Commission as an exhibit to this Form 15F.
Item 8: Prior Form 15 Filers
Not applicable.
Part II
Item 9: Rule 12g3-2(b) Exemption
Infineon will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.infineon.com.
Part III
Item 10: Exhibits
Exhibit 99.1: Press release dated August 6, 2010.

Item 11: Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Infineon Technologies AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Infineon Technologies AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

INFINEON TECHNOLOGIES AG

By:	/s/ Peter Bauer	Date: August 6, 2010

Name:	Peter Bauer
Title:	Chairman of the Management Board, Chief Executive Officer and Acting Chief Financial Officer

By:	/s/ Michael von Eickstedt	Date: August 6, 2010

Name:	Michael von Eickstedt
Title:	General Counsel